

March 18, 2009

Via U.S. Mail and Facsimile (630-227-2029)

David P. Storch
Chairman and Chief Executive Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, IL 60191

   Re: AAR Corp.
      Form 10-K for the Fiscal Year Ended May 31, 2008
      Filed July 11, 2008
      Response Letter submitted February 24, 2009
      File No. 1-06263

Dear Mr. Storch:

   We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2 of our February 12, 2009 letter stating that you sell parts and components to Abu Dhabi Aircraft Technologies for its maintenance operations. We note also that information available on the internet indicates Abu Dhabi Aircraft Technologies provides maintenance services at Abu Dhabi International Airport and that Sudan Airways services this airport. Finally, we note a May 1995 news article stating that the airport may be a regional hub for gulf destinations including Iran. Please tell us whether, to your knowledge,

understanding or belief, the parts and components you supply to Abu Dhabi
Aircraft Technologies are used to service Sudanese, Iranian or Syrian planes.

We also note that some aviation navigation equipment and systems, navigation
direction finding equipment, airborne communication equipment and aircraft
inertial navigation systems, parts and components are included in the Department
of Commerce's Commerce Control List, for reasons including missile technology,
anti-terrorism and national security concerns. Please tell us whether any of
the parts or components you supply to Abu Dhabi Aircraft Technologies relate to
navigation equipment or systems or airborne communication equipment. Tell us
whether, to the best of your knowledge, understanding, and belief, any of the
products, equipment, components, technology, or services you have provided to
Abu Dhabi Aircraft Technologies have military uses, and describe possible
military uses of which you are aware. Similarly, please provide us with the same
information for the services and components your Amsterdam component repair
facility performed for Mid Airlines.

2. We note that you may expand your relationship with Abu Dhabi Aircraft
    Technologies to include an F-16 depot-level supply chain management support
    agreement. Please tell us which countries or militaries would be serviced in
    connection with this agreement.

3. Please discuss the materiality of any contacts with Sudan, Iran or Syria described
    in response to the foregoing comments, and those described in the first bullet of
    your response to comment 1 of our February 12, 2009 letter and the last two
    paragraphs of your response to comment 3 of our February 12, 2009 letter. In
    your response, tell us whether those contacts constitute a material investment risk
    for your security holders. You should address materiality both in quantitative
    terms, including the approximate dollar amounts of any associated revenues,
    assets, and liabilities for the last three fiscal years, and in terms of qualitative
    factors that a reasonable investor would deem important in making an investment
    decision, including the potential impact of corporate activities upon a company's
    reputation and share value. As you may be aware, various state and municipal
    governments, universities, and other investors have proposed or adopted
    divestment or similar initiatives regarding investment in companies that do
    business with U.S.-designated state sponsors of terrorism. Your materiality
    analysis should address the potential impact of the investor sentiment evidenced
    by such actions directed toward companies that have operations associated with
    Sudan, Iran or Syria.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance